FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	Coral Gold Resources Ltd.

Financial Year Ending, used in calculating the participation fee:	January 31, 2006
Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		5,106,266

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	1.88

Market value of class or series	=	9,599,780
			9,599,780(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)
			__________(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.]			__________(B)

(Repeat for each class or series of corporate debt or preferred shares)			__________(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$9,599,780

Total fee payable in accordance with Appendix A of the Rule			$600

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			__________

Total Fee Payable	×	Number of entire months remaining in the issuer's financial year
____________________________________
		12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			$500

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

	Retained earnings or deficit	__________

	Contributed surplus	__________

	Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	__________

	Long term debt (including the current portion)	__________

	Capital leases (including the current portion)	__________

	Minority or non-controlling interest	__________

	Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	__________

	Any other item forming part of shareholders' equity and not set out specifically above	__________

	Total Capitalization	__________

	Total Fee payable pursuant to Appendix A of the Rule	__________

	Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	__________

Total Fee Payable	× Number of entire months remaining in the issuer's financial year
	_____________________________________________________________	__________
12
	Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	__________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year		__________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.
	X	__________

Percentage of the class registered in the name of an Ontario person	X	__________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer)	=		__________

Capitalization (add market value of all classes and series of securities)			__________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit			__________

Contributed surplus			__________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)			__________

Long term debt (including the current portion)			__________

Capital leases (including the current portion)			__________

Minority or non-controlling interest			__________

	Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		__________
	Any other item forming part of shareholders' equity and not set out specifically above		__________

	Percentage of the outstanding equity securities registered in the name of an Ontario person	X	__________

	Capitalization		__________

	Total Fee payable pursuant to Appendix A of the Rule		__________

	Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		__________

Total Fee Payable	× Number of entire months remaining in the issuer's financial year
	________________________________________________________		__________
12

	Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		__________

Notes and Instructions
1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.
2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.
3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.
4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.
5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.
6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.
7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.